

Nathan VonMinden · 3rd in

We help brand owners create PROFITABLE VIDEO ADS and tailor made MARKETING STRATEGIES.

San Antonio, Texas · 500+ connections · **Contact info**

 **Vision Makers Agency**

 **Embry-Riddle Aeronautical University**

Experience



Chief Creative Officer
Vision Makers Agency
Jul 2017 – Present · 2 yrs 6 mos
San Antonio, Texas Area

I help pastor's and churches' make their vision a reality through storytelling and strategic digital campaigns with results you can measure and see.

Director, Producer, Writer
The Challenger Disaster (2019) - Feature Film
Sep 2017 – Present · 2 yrs 4 mos
San Antonio, Texas

 **THE CHALLENGER DISASTER (2019)**    **asset.JPG**

 **Worship & Creative Arts Pastor**
Grace Point Church
Dec 2015 – Aug 2017 · 1 yr 9 mos
San Antonio, Texas

 **Creative Arts Dept. Behind The Scenes**

Production Director & Pastor
River Pointe Church
Oct 2009 – Dec 2015 · 6 yrs 3 mos
Richmond, Texas

I lead people in the production of creative video and live services on the weekend.

 **Creative Arts (Behind The Scenes)**

Director / Producer / Editor
UGANDA MAN (2011) - Feature Documentary
Jun 2010 – Feb 2011 · 9 mos
richmond, Texas

Raised production budget
Filmed on location with crew in Uganda
The film earned $250k to help eradicate the water crisis in Rushere, Uganda

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Education

Embry-Riddle Aeronautical University
B.S., Aerospace Engineering
2001 – 2005

Skills & Endorsements

Video Editing · 4
Andres Caamano and 3 connections have given endorsements for this skill

Video · 2
Randy Sumner and 1 connection have given endorsements for this skill

Editing · 2
Randy Sumner and 1 connection have given endorsements for this skill

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